March 18, 2009                                                           NR 09-7

Animas Resources Provides Summary and Interpretation of Results to Date and a General Plan for the Next Phase of Activities in the Santa Teresa District

Animas Resources Ltd. (TSX.V: ANI) is pleased to provide a summary and interpretation of results to date and the general plan for the next phase of development activities in the Santa Teresa District.

Gregory E. McKelvey, President of Animas Resources, stated, “With the completion of Animas Resources’ initial drilling program in the Santa Teresa district late in 2008, I felt it was important to summarize what we accomplished and where this will lead us in the future.  The following outlines our interpretation of results and a general plan for the next phase of activities.  The advancements since July 2007 provide Animas Resources with sound and concise evidence for commissioning an upcoming drilling program focused on discovery of larger gold deposits.”

Since Animas Resources acquired and re‐consolidated the Santa Teresa district properties, the Company implemented an exploration and drilling program that identified several substantial targets which may lead to discovery of previously unknown larger gold deposits.  Beginning with the initiation of land acquisition during the summer 2007, Animas Resources created a digital database of the available data.  This ongoing endeavor includes extensive geological mapping, geochemical sampling, and geophysical surveys designed to identify new targets and defined possible feeder zones for the known gold deposits. Animas Resources completed approximately 128 line miles of 100 meter pole-dipole Induced Polarization/Resistivity (IP/R) survey in the northern part of the district, with some detailed surveys in specific areas of interest, and covered about 30 km of reconnaissance Induced Polarization/Resistivity (RIP) in gravel covered areas in the western part of the district.  Extensive historic geophysical data (ground & airborne) was available, which is being reprocessed and integrated with the newly acquired geophysical database. Animas Resources also collected about 2,000 rock chip geochemical samples to augment the approximately 20,000 soil and 29,000 rock chips samples in the historic database.  All samples were analyzed for gold, and all of the Animas Resources samples and many of the historic samples have been analyzed for multi‐element geochemistry.  The culmination of this initial program was the drilling of 25 holes (23 core and 2 reverse circulation) totaling 5,717.20 meters which were reported on in several press releases during the past several months.

Location maps showing the several project areas in the northern Santa Teresa district and the location of Animas Resources’ 2008 drill holes

All of this data is being incorporated into a district wide interpretation that is being used to identify additional drill targets focused on larger gold deposits. Presented here is the Company’s progress report and outline of important interpretations.

Geological mapping concentrated on evaluating previous surface work and filling in gaps in the database.  Mapping, with supporting geochemical sampling, defined several structural zones within previously defined gold deposits that contain strongly elevated gold values and probably represent the gold‐bearing channel‐ways (“feeder zones”) where hydrothermal solutions brought gold into favorably prepared ground, depositing the metal in economically attractive concentrations.  These “feeder zones” may be traced down‐dip and along strike to identify additional exploration targets. Mapping also identified four large zones of hornfels (Amelia, Mirador, Enedina, and San Enrique) that contain gold mineralization.  These areas of hornfels (Thermal Centers) probably represent intrusive centers at depth that are attractive targets for large areas of gold mineralization that may be associated with porphyry intrusives, either with, or without, copper‐molybdenum mineralization.

Surface rock chip gold anomaly map and hornfels area for the Santa Teresa district

The extensive geochemistry from the property outlines an area of anomalous gold that is at least 18 km long in a northwest‐southeast direction and about 6km wide. The width of the geochemical anomalies may be wider since there is post‐mineralization gravel cover (alluvium) to the southwest and northeast. Arsenic concentrations (>100ppm) are commonly associated with the gold anomalies, but with wider distribution. There are several zones with associated anomalous, although more erratic, antimony, mercury, lead, and zinc. This is a geochemical distribution pattern that is also evident in drill holes. The wider distribution of pathfinder trace elements enhances the targeting. A zone of anomalous arsenic, with associated trace elements, in favorable lithologic units and structural ground preparation may suggest that areas of gold concentration are near. Many of these anomalies have not been drilled, or are insufficiently tested by drilling.

IP/R surveys identify subsurface anomalies that represent sulfide concentrations that may contain gold. The four hornfels areas also contain IP/R anomalies. There is also a substantial RIP anomaly below gravel cover in the western part of the district. Three-dimensional interpretations of the geophysics are in progress to better define these anomalies, all of which represent interesting targets.

The 2008 drilling program was designed primarily to test off‐sets of mineralized areas within the known gold deposits, one deep test of the Mirador hornfels-IP/R anomaly, and two holes in gravel covered areas in the western part of the district at the Gravas target. While all of the holes added substantially to the understanding of the geology and mineralization controls in the district several of the holes, as outlined below, encountered encouraging gold anomalies. All of these data are being incorporated into the database and interpretations are in progress to identify additional targets.

The hole at Camello (ARCM‐001) is an example of how a seemingly insignificant interval of gold can identify an important target (12/1/08 PR). ARCM-001 encountered 3.5 meters that averages 0.550 gpt Au at the bottom of the hole (226.60 m). Mineralization is contained with carbonaceous-pyritic siltstone with an associated arsenic and zinc anomaly. The hole is also at the margin of a large IP/R anomaly. The implication is that the hole encountered the southwest margin of a much larger mineralized area that will require additional drilling to evaluate. One historic hole drilled deep enough in the southwest area on the margin of this anomaly also encountered 19.5 meters of 1.45 gpt Au and ended in mineralization. There are three smaller past producing pits on the margins of the anomaly and the Ruben pit that produced 6,418 ounces from rock that had an average grade of 3.85 gpt Au with an in ground 13,497 historic gold resource grading 2.06 gpt Au.

One Sta. Teresa hole (ARST‐002) encountered 26.60 meters that averages 1.405 gpt Au starting at 90.20 meters, including an 8.15 meter interval of 3.88 gpt Au (2/23/09 PR). Two holes in the Berta area encountered 8.50 meters each of 2.987 and 2.814 gpt Au (3/1/09 PR). These three holes are sufficiently mineralized to require follow‐up drilling.

One of the Gravas holes (ARGA‐001) encountered anomalous gold (3.0 meters of 0.243 gpt Au) in a buried diorite intrusive with anomalous trace elements associated with a RIP anomaly under gravel cover (2/23/09 PR). This clearly indicates that there are gravel covered gold systems in the district and the periphery of this gold bearing intrusive is considered a prospective area to host gold deposits.

While the 2008 drilling program did not produce what can be considered at this time a “discovery hole” for a new gold deposit, it did accomplish several important benchmarks. Drilling around several gold deposits will assist in further defining the resources in the district. Drilling identified several new targets and significantly expanded the exploration potential of the gravel covered lands to the west. The combination of mapping, geochemical re‐interpretation, new geophysical surveys, incorporated with historic data, and the new drilling has defined targets that may lead to the discovery of large gold systems in the district. These include the four thermal anomalous outlined above and the Camello, Sta. Teresa, and Berta targets. Drilling under gravel cover at Gravas produced a strong indication that additional areas of gold mineralization may be buried in the alluvial covered areas of the district to the southwest and northeast. Finally, the developing geological model is being verified by drilling, and will be used and improved during future exploration programs. The following two illustrations summarize the Santa Teresa district gold deposit model. While much of the known gold mineralization is hosted in sedimentary rocks and have many features consistent with Carlin‐like gold deposits, the weight of evidence indicate that they are in the distal part of a much larger system, or systems.

At this point there are several significant known geological features about the Santa Teresa district, including:

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Gold is hosted in most sedimentary rock types and persists over an area not easily explained by one source or event.

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The known gold deposits and targets are geochemically zoned that helps in identification of larger targets.

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Mapping complimented by geophysics identifies several large potentially mineralized centers.

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The bulk of major structure is pre‐mineral, yet some post‐mineral structure complicates the local details.

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Drilling provides direct evidence for major thermal centers as well as valuable needed details on the nature and controls of gold mineralization.

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Gold mineralization potential does extend under post‐mineral alluvial cover.

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Mineral zoning from drilling and surface rock geochemistry demonstrate larger systems and are complimentary to the surface mapping of alteration shown to be directly associated with gold mineralization.

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At least four large (3+ km²), identified zones of hydrothermal alteration which represent potential centers of deeper, high‐grade gold mineralization.

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Numerous untested gold (>0.1 ppm in soil and >1.0 ppm in rock) and trace element anomalies within an area of approximately 160 km² (20km. by 8 km.).

There are several unknowns that will be a focus for future work in the Santa Teresa district, including‐

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The age of major alteration events relative to the main stage of gold mineralization.

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Age of mineralization with respect to the several igneous intrusive events in the district.

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The location of the major gold bearing systems.

Going forward the program will include:

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Continuing geological mapping and sampling in the southeastern portion of the district to identify larger target areas.

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Completing the re‐interpretation of the geochemical and geophysical surveys to assist in project identification and drill hole selection.

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Completing the initial NI43‐101 report that will contain new resource estimates for several of the gold deposits.

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Implement cost saving measures that do not jeopardize advancing the program.

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Developing and implementing a new drill program to test the several large targets identified during the first phase of Animas Resources’ exploration program.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re‐consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 624 square kilometer land holding.  The Company also controls the 294 square kilometer Shirley exploration concession in the Bacanuchi area of Northern Mexico.  Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43‐101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future press releases at www.animasresources.com.

“Gregory E. McKelvey”

 Gregory E. McKelvey, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This press release contains "forward‐looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43‐101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward‐looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators(available at www.sedar.com).  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

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